April 15, 2005


via facsimile and U.S. mail

Mr. Russell L. Smith
Chief Executive Officer
Vision Energy Group, Inc.
4333 Admiralty Way, Suite 100P
Marina del Ray, CA 90291



	Re:	Vision Energy Group, Inc. (formerly O`Hara Resources,
Ltd.)
		Form 10-QSB, Filed March 31, 2005
		Form 10-KSB/A, Filed April 6, 2005
		Form 10-QSB/A, Filed April 6, 2005
		Response letter, Filed April 11, 2005
		File No. 000-16602

Dear Mr. Smith:

      We have reviewed the above filings and response letter and have the following comments. Our review has been limited to the areas commented on below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-QSB for the quarter ended January 31, 2005

Controls and procedures, page 11

1. We note that your certifying officer discloses his conclusion as to the effectiveness of your disclosure controls and procedures "...within 90 days of the filing date of this quarterly report." However, Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. As explained in prior comment 6, you should refer to Item 601(b)(31) of Regulation S-B for the specific language required in the certifications. The guidance in paragraph 4(c) concerns the appropriate timing of the required evaluation.

2. Item 307 of Regulation S-B requires you to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Based on this guidance, the wording you have included is not sufficient.

3. You also state that there were no "significant changes" in your internal controls and no factors that could "significantly affect" these controls subsequent to the date of your evaluation.
However,
Item 308(c) of Regulation S-B requires that you disclose any change in your "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange
Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal controls over financial reporting.
The representations required are specified in Regulation S-B, Item 601(b)(31), paragraph 4(d).

Exhibit 31.1

4. The wording of your certification does not comply with that required under Section 302, paragraph 4(c), of the Sarbanes-Oxley
Act
of 2002.

10-KSB/A for the year ended April 30, 2004

Controls and Procedures, page 20

5. The disclosures you provided under this heading are not sufficient. Please refer to comments 1, 2 and 3 above for guidance.

Exhibit 31.1

6. Please note that every amendment to a periodic report must include updated certifications required by Item 601(b)(31) of Regulation S-B.
The required certification must, at the very least, and only under certain conditions, include paragraphs 1 and 2. If the amendment to the periodic report does not involve any changes to the financial statements or other financial information, paragraph 3 may be omitted. If the amendment to the periodic report does not amend the
Item 307 and 308 disclosures, then paragraphs 4 and 5 may be omitted.
Please confirm that you understand and will comply with these updating requirements when filing your amendments.

10-QSB/A for the quarter ended October 31, 2004

7. Your disclosures regarding Controls and Procedures on page 8, and your Exhibit 31.1 Certification, are non-compliant. Please follow the guidance in the comments above.

Closing Comments

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Jennifer Goeken at (202) 824-5287 or Karl
Hiller at (202) 942-1981 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202) 942-1870 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


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Vision Energy Group Inc. (FKA O'Hara Resources, Ltd.)
April 15, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE